legal & compliance, llc

laura aNTHONy, esq. JOHN CACOMANOLIS, ESQ* CHAD FRIEND, ESQ., LLM PEARL HAHN, ESQ.** LAZARUS ROTHSTEIN, ESQ.	www.legalandcompliance.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM

OF COUNSEL:

PAULA A. ARGENTO, ESQ.***

CRAIG D. LINDER, ESQ.****

PETER P. LINDLEY, ESQ., CPA, MBA

STUART REED, ESQ.

MARC S. WOOLF, ESQ.

* licensed in FL and NY

**licensed in NY

***licensed in D.C.

****licensed in FL, CA and NY

e-mail:lrothstein@legalandcompliance.com Direct Dial: (561) 433-6217

February 2, 2018

VIA ELECTRONIC EDGAR FILING

Barbara C. Jacobs Assistant Director

Office of Information Technologies and Services

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Brightways Corporation
Amendment No. 1 to Offering Statement on Form 1-A
Filed January 5, 2018
File No. 024-10785

Dear Ms. Jacobs:

Brightways Corporation (the “Company”) is in receipt of the staff’s comment letter dated January 26, 2018 relating to the Company’s Offering Statement on Form 1-A (Amendment No. 1) (the “Offering Statement”) filed with the SEC on January 5, 2018. We note that we have contemporaneously filed Amendment No. 2 to the Offering Statement for consideration by the staff. Following are the Company’s responses to the staff’s comments. We trust you shall deem Amendment No. 2 and the contents of this transmittal letter responsive to your comment letter.

The Company and Business Summary

Overview, page 6

1.	We note that you expect to begin the testing phase for your network switch in the first quarter of 2018. Please revise to indicate what the testing phase will consist of and how you will measure the results.

Response: The requested disclosure has been provided.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Barbara C. Jacobs Assistant Director

Office of Information Technologies and Services

Securities and Exchange Commission

February 2, 2018

2.	Ensure that each statement or assertion of opinion or belief provided is clearly characterized as such and a reasonable factual basis exists for each. Please provide support for the following statements and revise throughout:

●	“[E]xpected to increase or supercharge data center network speed by the same 40% based on our internal “Switchmaker Simulator”“; and

●	“[D]ata centers today account for approximately 8% of the world’s electricity consumption.”

Response: The requested disclosure has been provided.

Use of Proceeds to Issuer, page 22

3.	Please revise to state whether or not the proceeds will be used to compensate or otherwise make payments to officers or directors. Refer to Instruction 2 to Item 6 of Part II of Form 1-A.

Response: The requested disclosure has been provided.

4.	You indicate that your offering will be conducted on a “best-efforts” basis. Please revise your disclosures throughout to discuss how the amount and use of proceeds will be affected if you only sell 25%, 50% and 75% of the shares being offered.

Response: The requested disclosure has been provided on page 22 and in a summary fashion on pages 7 and 18.

Intellectual Property, page 26

5.	We note your disclosure that your ability to compete depends substantially on your intellectual property. In addition, you disclose that on June 15, 2016 you issued 8,999,400 shares of common stock to your CEO in exchange for certain intellectual property rights. Please provide the material terms and expiration of intellectual property currently owned by the company. Refer to Item 7(a)(2) of Form 1-A.

Response: The requested disclosure has been provided.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources for the Period Ended June 30, 2017, page 27

6.	We note your disclosure that you anticipated having a cash balance of $200,000 at December 31, 2017. Please disclose how long you expect your current capital will be able to fund operations and how long you will be able to continue to fund operations if you raise 25%, 50% or 75% of the maximum offering.

Response: The requested disclosure has been provided on page 28 as well as a revision to previous disclosure in the “Liquidity and Capital Resources for the Period Ended June 30, 2017” section to provide more current information on projected working capital resources and a current estimated completion time for the development of the prototype network switch. The Company believes that the more updated information is in line with the Company’s belief that it has adequate working capital to meet its cash requirements for at least the next 12 months, regardless of whether any shares are sold in the current offering.

We trust that this response is satisfactory. If the staff has any comments regarding Amendment No. 2, please feel free to contact the undersigned.

Sincerely yours,

/s/ Lazarus Rothstein
Lazarus Rothstein

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Barbara C. Jacobs Assistant Director

Office of Information Technologies and Services

Securities and Exchange Commission

February 2, 2018

ACKNOWLEDGEMENT

The Company acknowledges that:

●	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Brightways Corporation

By:	/s/ Stephen DiFerdinando
Stephen DiFerdinando
Chief Executive Officer

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832